FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 19, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Voting results of the Company’s Annual General and Special Meeting of Shareholders held on May 18, 2005, as filed in Canada on SEDAR	3

Signature	4

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
OF BIOMIRA INC.
WEDNESDAY, MAY 18, 2005 - 1:30 P.M. MOUNTAIN DAYLIGHT TIME
EDMONTON, ALBERTA

VOTING RESULTS:

Full details of the matters for shareholder action can be viewed by accessing via SEDAR the Proxy Circular for the meeting (http://www.sedar.com).

The Directors of Biomira Inc. recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1.	Election of Directors

	For:	99.40%	Withheld:	0.60%

Each of the seven (7) nominees (Eric E. Baker, S. Robert Blair, Richard L. Jackson, Christopher S. Henney, T. Alexander McPherson, W. Vickory Stoughton, Michael C. Welsh) were elected as directors of Biomira Inc. for the ensuing year or until their successors are elected or appointed.

2.	Appointment of Deloitte & Touche, Chartered Accountants, as Auditors

	For:	99.75%	Withheld:	0.25%

Deloitte & Touche, Chartered Accountants were appointed as auditors of Biomira Inc. for the ensuing year or until their successors are appointed.

3.	Approval of Restricted Share Unit Plan

	For:	71.25%	Against:	28.75%

The Restricted Share Unit Plan was approved.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: May 19, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer

4